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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

PUBLICIS GROUPE S.A.
(Name of Subject Company (Issuer))
 PUBLICIS GROUPE S.A.
(Names of Filing Persons (Offerors))
 Equity Warrants
(Title of Class of Securities)
 ISIN FR0000312928*
(CUSIP Number of Class of Securities)

Jean-Michel Etienne
Publicis Groupe S.A.
133, avenue des Champs-Elysées
75008 Paris, FRANCE
33 1 44 43 70 00
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copy to:
Elliott V. Stein
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation: $301,833,972.04**	Amount of Filing Fee: $32,296.25***

*	The equity warrants ("Warrants") of Publicis Groupe S.A. have an International Securities Identification Number ("ISIN") but do not have a CUSIP number.
**	Estimated solely for purposes of calculating the amount of the filing fee in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934. This calculation assumes the purchase of any and all issued and outstanding Warrants, at the offer price of €9 per Warrant in cash in euros (U.S.$10.89 per Warrant at an exchange rate of U.S.$1.2103 per €1, which was the noon buying rate on January 13, 2006, as published by the U.S. Federal Reserve Bank of New York). As of January 13, 2006, there were 27,709,748 Warrants issued and outstanding. The amount of the filing fee was calculated at a rate of $107.00 for each $1,000,000 of the transaction value.
***	Filing fee previously paid in connection with the initial filing of this Schedule TO.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 ("Amendment No. 1") to the combined Tender Offer Statement and Rule 13e-3 Transaction Statement is filed herewith under cover of Schedule TO (the "Schedule TO") by Publicis Groupe S.A. ("Publicis"), a société anonyme organized under the laws of the Republic of France, and relates to this offer by Publicis (this "Offer"), to purchase any and all of its issued and outstanding equity warrants ("Warrants") at a single price in euros of €9 per Warrant. Subject to applicable law and regulatory approvals, Publicis reserves the right to extend or otherwise amend or terminate this Offer in any respect. This Offer is subject to the terms and conditions set forth in the Offer to Purchase dated January 17, 2006, as amended (the "Offer to Purchase"). The Offer to Purchase is attached to this Schedule TO as Exhibit (a)(1)(A).

This Amendment No. 1 amends and supplements the Schedule TO filed by Publicis on January 17, 2006, as set forth below.

All information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in answer to all items in this Schedule TO, except as otherwise set forth below.

Item 1.    Summary Term Sheet.

The information set forth in the Offer to Purchase under the title "SUMMARY" is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)	The issuer of the securities subject to this Offer is Publicis, a société anonyme, organized under the laws of France. Publicis' executive offices are located at 133, avenue des Champs-Elysées, 75008 Paris, France. Publicis' telephone number is 33 1 44 43 70 00.
(b)	The subject class of securities is the Warrants. As of January 13, 2006, 27,709,748 Warrants were issued and outstanding.
(c)	The information set forth in the Offer to Purchase under the title "THIS OFFER—6. Price of Warrants" is incorporated herein by reference.
(d)	Not applicable.
(e)	Not applicable.
(f)
The information set forth in the Offer to Purchase under the title "SPECIAL FACTORS—7. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Warrants" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a)	Publicis Groupe S.A. is the filing person. The business address and telephone number of Publicis are set forth under Item 2(a) of this Schedule TO. The information set forth in Schedule I to the Offer to Purchase regarding the supervisory board, management board and executive officers is incorporated herein by reference.
(b)	The information set forth in the Offer to Purchase under the title "THIS OFFER—8. Information About Us" is incorporated herein by reference.
(c)	The information set forth in Schedule I to the Offer to Purchase regarding the directors and executive officers of Publicis is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a)	The information set forth in the sections of the Offer to Purchase titled "SUMMARY," "THIS OFFER—1. Number of Warrants; Price," "THIS OFFER—2. Procedures for Tendering Warrants," "THIS OFFER—3. Withdrawal Rights," "THIS OFFER—4. Purchase of Warrants; Payment of Purchase Price," "THIS OFFER—5. Conditions of This Offer," "THIS OFFER—7. Source and Amount of Funds," and "SPECIAL FACTORS—8. Income Tax Consequences" is incorporated herein by reference.
(b)
The information set forth in the Offer to Purchase under the title "SPECIAL FACTORS—7. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Warrants" is incorporated herein by reference.
(c)	The information set forth in the sections of the Offer to Purchase titled "SUMMARY" and "THIS OFFER—1. Number of Warrants; Price," is incorporated herein by reference.
(d)	Holders of Warrants are not entitled to any appraisal rights.
(e)	None.
(f)	Not applicable.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

(a)	The information set forth in the Offer to Purchase under the title "SPECIAL FACTORS—7. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Warrants" is incorporated herein by reference.
(b)	Not applicable.
(c)	Not applicable.
(e)
The information set forth in the section of the Offer to Purchase titled "SPECIAL FACTORS—7. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Warrants" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)	The information set forth in the section of the Offer to Purchase titled "SPECIAL FACTORS—2. Purposes and Reasons for This Offer" is incorporated herein by reference.
(b)	The information set forth in the sections of the Offer to Purchase titled "SUMMARY" and "THIS OFFER—1. Number of Warrants; Price" is incorporated herein by reference.
(c)(1)	The information set forth in the sections of the Offer to Purchase titled "SPECIAL FACTORS—5. Our Plans After This Offer" is incorporated herein by reference.
(c)(2)	The information set forth in the sections of the Offer to Purchase titled "SPECIAL FACTORS—5. Our Plans After This Offer" is incorporated herein by reference.
(c)(3)	The information set forth in the sections of the Offer to Purchase titled "SPECIAL FACTORS—5. Our Plans After This Offer" is incorporated herein by reference.
(c)(4)	The information set forth in the sections of the Offer to Purchase titled "SPECIAL FACTORS—5. Our Plans After This Offer" is incorporated herein by reference.
(c)(5)	The information set forth in the sections of the Offer to Purchase titled "SPECIAL FACTORS—5. Our Plans After This Offer" is incorporated herein by reference.
(c)(6)
The information set forth in the sections of the Offer to Purchase titled "SPECIAL FACTORS—5. Our Plans After This Offer," "SPECIAL FACTORS—6. Effects of This Offer" and "THIS OFFER—9. Effects of This Offer on the Market for Our Warrants; Registration Under the Exchange Act" is incorporated herein by reference.
(c)(7)
The information set forth in the sections of the Offer to Purchase titled "SPECIAL FACTORS—5. Our Plans After This Offer," "SPECIAL FACTORS—6. Effects of This Offer" and "THIS OFFER—9. Effects of This Offer on the Market for Our Warrants; Registration Under the Exchange Act" is incorporated herein by reference.

(c)(8)	The information set forth in the sections of the Offer to Purchase titled "SPECIAL FACTORS—5. Our Plans After This Offer" is incorporated herein by reference.
(c)(9)	The information set forth in the sections of the Offer to Purchase titled "SPECIAL FACTORS—5. Our Plans After This Offer" is incorporated herein by reference.
(c)(10)	The information set forth in the sections of the Offer to Purchase titled "SPECIAL FACTORS—5. Our Plans After This Offer" is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)	The information set forth in the section of the Offer to Purchase titled "THIS OFFER—7. Source and Amount of Funds" is incorporated herein by reference.
(b)	Not applicable.
(c)	The information set forth in the section of the Offer to Purchase titled "THIS OFFER—12. Fees and Expenses," is incorporated herein by reference.
(d)	Not applicable.

Item 8.    Interest in Securities of the Subject Company.

(a)	The information set forth in Schedule I to the Offer to Purchase regarding beneficial ownership of Warrants by directors and executive officers of Publicis and by each majority-owned subsidiary and associate of Publicis is incorporated herein by reference.
(b)
The information set forth in the section of the Offer to Purchase titled "SPECIAL FACTORS—7. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Warrants" is incorporated herein by reference.

Item 9.    Persons/assets, Retained, Employed, Compensated or Used.

(a)	The information set forth in the sections of the Offer to Purchase titled "SPECIAL FACTORS—4. Financial Analysis of This Offer" and "THIS OFFER—12. Fees and Expenses" is incorporated herein by reference.
(b)	Not applicable.

Item 10.    Financial Statements.

(a)	The information set forth in, or incorporated by reference into, the section of the Offer to Purchase titled "THIS OFFER—8. Information About Us" and Exhibit (a)(5) is incorporated herein by reference.
(b)	Not applicable.
(c)	The information set forth in the section of the Offer to Purchase titled "THIS OFFER—8. Information About Us" is incorporated herein by reference.

Item 11.    Additional Information.

(a)	Not applicable.
(b)	None.

Item 12.    Exhibits.

(a)(1)(A)	Press Release issued in France dated January 3, 2006 (English translation).*
(a)(1)(B)	Publication in Les Echos in France, dated January 16, 2006 (English translation).**
(a)(1)(C)	Offer to Purchase dated January 17, 2006, as amended.***
(a)(1)(D)	English translation of French Note d'information, dated January 13, 2006, the offer document disseminated to holders of warrants in connection with this offer in France.****
(a)(1)(E)	Order to Tender Form of Euro Emetteurs Finance.****
(a)(1)(F)	Notice Form of Euro Emetteurs Finance distributed to certain holder(s).****
(a)(1)(G)	Cover Letter distributed to Greek holder(s) of Warrants.****
(a)(5)
Summary of Differences between International Financial Reporting Standards ("IFRS") and U.S. Generally Accepted Accounting Principles ("U.S. GAAP") (including reconciliation of net income and shareholders' equity under IFRS to U.S. GAAP for the six month period ended June 30, 2005).****
(b)	Not applicable.
(c)
Report of the Independent Expert on the Offer Consideration by Ricol, Lasteyrie & Associés, dated as of January 2, 2006 (English translation) (included in the Offer to Purchase under the title "SPECIAL FACTORS—4. Financial Analysis of This Offer—Report of the Independent Expert on the Offer Consideration").
(d)(1)(A)
Agreement to Issue Bonds with Share Subscription Warrants ("OBSA"), dated as of September 24, 2002, by Publicis Groupe S.A. (incorporated by reference from Exhibit 4.2 to the Form 4/A filed by Publicis Groupe S.A. on August 12, 2002).
(d)(1)(B)
Strategic Alliance Agreement, dated as of November 30, 2003, by and between Publicis Groupe S.A. and Dentsu Inc. (incorporated by reference from Exhibit 99.3 to the Schedule 13D/A filed by Dentsu Inc. on December 5, 2003).
(d)(1)(C)
Shareholders' Agreement, dated as of November 30, 2003, by and between Publicis Groupe S.A. and Dentsu Inc. (incorporated by reference from Exhibit 99.4 to the Schedule 13D/A filed by Dentsu Inc. on December 5, 2003).
(d)(1)(D)
First Amendment to Shareholders' Agreement, dated as of September 24, 2004, by and between Publicis Groupe S.A. and Dentsu Inc. (incorporated by reference from Exhibit 99.11 to the Schedule 13D/A filed by Dentsu Inc. on October 7, 2004).
(d)(1)(E)
Shareholders' Agreement, dated as of November 30, 2003, by and between Elisabeth Badinter and Dentsu Inc. (incorporated by reference from Exhibit 99.5 to the Schedule 13D/A filed by Dentsu Inc. on December 5, 2003).

(d)(1)(F)
First Amendment to Shareholders' Agreement, dated as of September 24, 2004, by and between Elisabeth Badinter and Dentsu Inc. (incorporated by reference from Exhibit 99.10 to the Schedule 13D/A filed by Dentsu Inc. on October 7, 2004).
(d)(1)(G)
Agreement and Plan of Merger among Publicis Groupe S.A., Philadelphia Merger Corp., Philadelphia Merger LLC and Bcom3 Group, Inc., dated as of March 7, 2002 (incorporated by reference from Exhibit 2.1 to the Form 6-K furnished to the SEC by Publicis Groupe S.A. on March 14, 2002).
(d)(1)(H)	Commitment Letter, dated as of January 2, 2006, from Dentsu Inc. to Publicis Groupe S.A. ****
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.

*
Previously filed as Exhibit 99.1 on Schedule TO-C by Publicis Groupe S.A. on January 3, 2006.

**
Previously filed as Exhibit 99.1 on Schedule TO-C by Publicis Groupe S.A. on January 17, 2006.

***
Filed herewith.

****
Previously filed on Schedule TO by Publicis Groupe S.A. on January 17, 2006.

Item 13.    Information Required by Schedule 13e-3.

I.    Purposes, Alternatives, Reasons and Effects in a Going-Private Transaction.

(a)	The information set forth in the section of the Offer to Purchase titled "SPECIAL FACTORS—2. Purposes and Reasons for This Offer" is incorporated herein by reference.
(b)	The information set forth in the section of the Offer to Purchase titled "SPECIAL FACTORS—2. Purposes and Reasons for This Offer" is incorporated herein by reference.
(c)	The information set forth in the section of the Offer to Purchase titled "SPECIAL FACTORS—2. Purposes and Reasons for This Offer" is incorporated herein by reference.
(d)
The information set forth in the sections of the Offer to Purchase titled "SPECIAL FACTORS—2. Purposes and Reasons for This Offer," "SPECIAL FACTORS—6. Effects of This Offer," "THIS OFFER—9. Effects of This Offer on the Market for Our Warrants; Registration Under the Exchange Act" and "SPECIAL FACTORS—8. Income Tax Consequences" is incorporated herein by reference.

II.    Fairness of the Going-Private Transaction.

(a)	The information set forth in the section of the Offer to Purchase titled "SPECIAL FACTORS—3. Fairness of This Offer" is incorporated herein by reference.
(b)	The information set forth in the section of the Offer to Purchase titled "SPECIAL FACTORS—3. Fairness of This Offer" is incorporated herein by reference.
(c)	The information set forth in the section of the Offer to Purchase titled "SPECIAL FACTORS—3. Fairness of This Offer" is incorporated herein by reference.
(d)
The information set forth in the sections of the Offer to Purchase titled "SPECIAL FACTORS—1. Background of This Offer" and "SPECIAL FACTORS—3. Fairness of This Offer" is incorporated herein by reference.
(e)	The information set forth in the section of the Offer to Purchase titled "SPECIAL FACTORS—3. Fairness of This Offer" is incorporated herein by reference.
(f)	Not applicable.

III.    Reports, Opinions, Appraisals and Negotiations.

(a)	The information set forth in the section of the Offer to Purchase titled "SPECIAL FACTORS—4. Financial Analysis of This Offer" is incorporated herein by reference.
(b)	The information set forth in the section of the Offer to Purchase titled "SPECIAL FACTORS—4. Financial Analysis of This Offer" is incorporated herein by reference.
(c)	The information set forth in the section of the Offer to Purchase titled "SPECIAL FACTORS—4. Financial Analysis of This Offer" is incorporated herein by reference.

IV.    The Solicitation or Recommendation.

(d)	The information set forth in the section of the Offer to Purchase titled "SPECIAL FACTORS—7. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Warrants" is incorporated herein by reference.
(e)	The information set forth in the section of the Offer to Purchase titled "SPECIAL FACTORS—2. Purposes and Reasons for This Offer" is incorporated herein by reference.

V.    Financial Statements.

(a)	The information set forth in, or incorporated by reference into, the section of the Offer to Purchase titled "THIS OFFER—8. Information About Us" and Exhibit (a)(5) is incorporated herein by reference.
(b)	Not applicable.
(c)
The summary financial information set forth in the section of the Offer to Purchase titled "THIS OFFER—8. Information About Us—Selected Consolidated Financial Information" is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2006

PUBLICIS GROUPE S.A.
By:	/s/ MAURICE LÉVY
	Name:	Maurice Lévy
	Title:	Chief Executive Officer and Chairman of the Management Board

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Press Release issued in France dated January 3, 2006 (English translation).*
(a)(1)(B)	Publication in Les Echos in France, dated January 16, 2006 (English translation).**
(a)(1)(C)	Offer to Purchase dated January 17, 2006, as amended.***
(a)(1)(D)	English translation of French Note d'information, dated January 13, 2006, the offer document disseminated to holders of warrants in connection with this offer in France.****
(a)(1)(E)	Order to Tender Form of Euro Emetteurs Finance.****
(a)(1)(F)	Notice Form of Euro Emetteurs Finance distributed to certain holder(s).****
(a)(1)(G)	Cover Letter distributed to Greek holder(s) of Warrants.****
(a)(5)	Summary of Differences between International Financial Reporting Standards ("IFRS") and U.S. Generally Accepted Accounting Principles ("U.S. GAAP") (including reconciliation of net income and shareholders' equity under IFRS to U.S. GAAP for the six month period ended June 30, 2005).****
(b)	Not applicable.
(c)	Report of the Independent Expert on the Offer Consideration by Ricol, Lasteyrie & Associés, dated as of January 2, 2006 (English translation) (included in the Offer to Purchase under the title "SPECIAL FACTORS—4. Financial Analysis of This Offer—Report of the Independent Expert on the Offer Consideration").
(d)(1)(A)	Agreement to Issue Bonds with Share Subscription Warrants ("OBSA"), dated as of September 24, 2002, by Publicis Groupe S.A. (incorporated by reference from Exhibit 4.2 to the Form 4/A filed by Publicis Groupe S.A. on August 12, 2002).
(d)(1)(B)	Strategic Alliance Agreement, dated as of November 30, 2003, by and between Publicis Groupe S.A. and Dentsu Inc. (incorporated by reference from Exhibit 99.3 to the Schedule 13D/A filed by Dentsu Inc. on December 5, 2003).
(d)(1)(C)	Shareholders' Agreement, dated as of November 30, 2003, by and between Publicis Groupe S.A. and Dentsu Inc. (incorporated by reference from Exhibit 99.4 to the Schedule 13D/A filed by Dentsu Inc. on December 5, 2003).
(d)(1)(D)	First Amendment to Shareholders' Agreement, dated as of September 24, 2004, by and between Publicis Groupe S.A. and Dentsu Inc. (incorporated by reference from Exhibit 99.11 to the Schedule 13D/A filed by Dentsu Inc. on October 7, 2004).
(d)(1)(E)	Shareholders' Agreement, dated as of November 30, 2003, by and between Elisabeth Badinter and Dentsu Inc. (incorporated by reference from Exhibit 99.5 to the Schedule 13D/A filed by Dentsu Inc. on December 5, 2003).
(d)(1)(F)	First Amendment to Shareholders' Agreement, dated as of September 24, 2004, by and between Elisabeth Badinter and Dentsu Inc. (incorporated by reference from Exhibit 99.10 to the Schedule 13D/A filed by Dentsu Inc. on October 7, 2004).
(d)(1)(G)	Agreement and Plan of Merger among Publicis Groupe S.A., Philadelphia Merger Corp., Philadelphia Merger LLC and Bcom3 Group, Inc., dated as of March 7, 2002 (incorporated by reference from Exhibit 2.1 to the Form 6-K furnished to the SEC by Publicis Groupe S.A. on March 14, 2002).
(d)(1)(H)	Commitment Letter, dated as of January 2, 2006, from Dentsu Inc. to Publicis Groupe S.A.****
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.

*
Previously filed as Exhibit 99.1 on Schedule TO-C by Publicis Groupe S.A. on January 3, 2006.

**
Previously filed as Exhibit 99.1 on Schedule TO-C by Publicis Groupe S.A. on January 17, 2006.

***
Filed herewith.

****
Previously filed on Schedule TO by Publicis Groupe S.A. on January 17, 2006.

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EXHIBIT INDEX